10 July 2026

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.
Natixis is a conditionally registered Security-Based Swap Dealer.
Natixis has updated the following attached Form SBSE/A:

- Chief Compliance Officer Title
- Execution Date
- Execution Title of Person Signing on Applicant's behalf
- Number of principals: 19
- Principals (specify):
    - Joel Benaroch (New Principal)
    - Jonathan Peter Phillips (New Principal)
    - Valerie Andrieu (New Principal)
    - Rajaa Meghar (Principal Registration Withdrawn)
    - Emmanuel Issanchou (Principal Registration Withdrawn)
    - Nicolas Julien Namias (Added Middle Name)
- Form 7R – DMP Update

Kind regards,

Ken McGrory
Natixis SA

8 June 2026

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.
Natixis is a conditionally registered Security-Based Swap Dealer.
Natixis has updated the following attached Form SBSE/A:

- Chief Compliance Officer
- Execution Date, Signature, Name, Title of Person Signing on Applicant's behalf
- Number of principals: 18
- Principals (specify):
    - Dominique Garnier (Principal Registration Withdrawn)
    - Anne Lalou (Principal Registration Withdrawn)
    - Sylvie Garcelon (Principal Registration Withdrawn)
    - Guillaume Burtschell (Principal Registration Withdrawn)

Kind regards,

Ken McGrory
Natixis SA